Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

Contact:	Lynda L. Glass
EVP/Secretary & Chief Governance Officer
717.339.5085
lglass@acnb.com

ACNB CORPORATION TO ACQUIRE FREDERICK COUNTY BANCORP, INC.

GETTYSBURG, PA, July 2, 2019 — ACNB Corporation (NASDAQ: ACNB) (“ACNB”), the parent financial holding company of ACNB Bank, a Pennsylvania state-chartered, FDIC insured community bank headquartered in Gettysburg, PA, announced today the execution of a definitive agreement whereby Frederick County Bancorp, Inc. (OTCPink: FCBI) (“FCBI”), headquartered in Frederick, MD, will be merged with and into an ACNB acquisition subsidiary and, as soon as possible thereafter, Frederick County Bank, FCBI’s wholly-owned subsidiary, will merge with and into ACNB Bank.

Frederick County Bank operates five bank center locations in the Frederick, MD, area. Established in 2001, Frederick County Bank is a full-service community bank serving businesses, individuals, and community organizations. As of March 31, 2019, FCBI had total assets of $442.4 million, total deposits of $372.3 million, and total loans of $341.7 million. With the consummation of the acquisition, ACNB Bank will operate former Frederick County Bank locations in the Frederick County market as “FCB Bank, A Division of ACNB Bank”.  One director from FCBI will join the boards of directors of ACNB and ACNB Bank, respectively.  In addition, the other directors of FCBI will have the opportunity to serve on a regional advisory board to be established for the Frederick County market.

Pursuant to the terms of the definitive agreement, FCBI shareholders will receive 0.9900 share of ACNB common stock for each share of FCBI common stock that they own as of the closing date. Based on the market close on July 1, 2019, the transaction is valued at $60 million or $38.20 per share. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes.

James P. Helt, ACNB Corporation President & Chief Executive Officer, stated, “We are excited to welcome FCBI as ACNB Corporation expands its presence in the Maryland market.  Frederick is a growing, vibrant market for community banking, which is at the core of ACNB Corporation’s success for more than 160 years. Strategically, this acquisition is intended to complement our operations branded as NWSB Bank in Carroll County, Maryland, with profitable growth opportunities adjacent to our current footprint, while contributing to the Corporation’s established tradition of enhancing long-term shareholder value. We certainly look forward to sharing our commitment to community banking with customers and other stakeholders in the Frederick County market.”

Based on the financial results as of March 31, 2019, the combined company would have pro forma total assets of $2.2 billion, total deposits of $1.8 billion, and total loans of $1.7 billion.

Once the acquisition is complete, ACNB will have 34 community banking offices in Pennsylvania and Maryland—offering a full range of integrated financial services including banking, trust, retail brokerage, and insurance. Further, as this is a market expansion transaction, ACNB plans to retain many of FCBI’s employees, specifically in the areas directly serving customers such as community banking and lending.

“As FCBI has been customer-focused since its founding in 2001, we are sincerely seeking to minimize any transition impacts on customers. And, although we know there will be changes as operations and systems are combined in 2020, the customer experience is also fundamental at ACNB Corporation.  Familiar people with familiar faces is an important component of community banking, and we recognize and embrace that dynamic,” Mr. Helt said.

Speaking on behalf of FCBI, William R. Talley, Jr., Frederick County Bancorp, Inc. President & Chief Executive Officer, said, “We are pleased to join forces with a company that has laid a clear course for the future, and one in which we believe meets the objectives of our stakeholders due to its rich history and strong financial performance. ACNB Corporation provides the opportunity to continue the community banking vision upon which Frederick County Bank was founded with greater resources to serve the Frederick community into the future. Once the combination is complete, importantly, none of the Frederick County Bank locations will be closed, and our customers will be able to conduct their banking business at an expanded network of community banking offices in Pennsylvania and Maryland as well as enjoy a broader array of products and services.”

The transaction has been unanimously approved by the boards of directors of both companies. It is subject to FCBI shareholder approval, ACNB shareholder approval, regulatory approvals, and other customary closing conditions. Currently, the transaction is expected to close in the fourth quarter of 2019 or the first quarter of 2020, after all such conditions are met.

Bybel Rutledge LLP is serving as legal counsel and Boenning & Scattergood, Inc. is serving as financial advisor to ACNB Corporation. Buckley LLP is serving as legal counsel and Sandler O’Neill + Partners, LP is serving as financial advisor to Frederick County Bancorp, Inc.  For more information regarding ACNB Corporation and Frederick County Bancorp, Inc., please visit acnb.com and fcbmd.com, respectively.

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About ACNB Corporation

ACNB Corporation, headquartered in Gettysburg, PA, is the $1.7 billion financial holding company for the wholly-owned subsidiaries of ACNB Bank, Gettysburg, PA, and Russell Insurance Group, Inc., Westminster, MD. Originally founded in 1857, ACNB Bank serves its marketplace with banking and wealth management services, including trust and retail brokerage, via a network of 22 community banking offices, located in the four southcentral Pennsylvania counties of Adams, Cumberland, Franklin and York, as well as loan offices in Lancaster and York, PA, and Hunt Valley, MD. As a division of ACNB Bank, NWSB Bank serves its marketplace via a network of seven community banking offices located in Carroll County, MD. Russell Insurance Group, Inc., the Corporation’s insurance subsidiary, is a full-service agency with licenses in 44 states. The agency offers a broad range of property and casualty, life and health insurance to commercial and individual clients through office locations in Westminster, Germantown and Jarrettsville, MD. For more information regarding ACNB Corporation and its subsidiaries, please visit acnb.com.

About Frederick County Bancorp, Inc.

Frederick County Bancorp, Inc. is a one-bank holding company organized under the laws of the State of Maryland and is headquartered in Frederick, MD. Its wholly-owned subsidiary, Frederick County Bank, is an independent community bank chartered under the laws of the State of Maryland. Frederick County Bank conducts full-service commercial banking services through five bank centers located in Frederick County, MD.  For more information regarding Frederick County Bancorp, Inc. and its subsidiary, please visit fcbmd.com.

Caution Regarding Forward-Looking Statements

This information presented herein contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the proposed merger between ACNB and FCBI, (ii) ACNB’s and FCBI’s plans, obligations, expectations and intentions, and (iii) other statements presented herein that are not historical facts. Words such as “anticipates”, “believes”, “intends”, “should”, “expects”, “will” and variations of similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs of the respective managements of ACNB and FCBI as to the expected outcome of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources; and, the other factors detailed in ACNB’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2018. ACNB and FCBI assume no obligation to revise, update or clarify forward-looking statements to reflect events or conditions after the date of this press release.

No Offer or Solicitation

The information presented herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, ACNB will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of ACNB common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a proxy statement of FCBI and ACNB and a prospectus of ACNB. A definitive proxy statement/prospectus will be sent to the shareholders of FCBI and ACNB seeking the required shareholder approvals. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and proxy statement/prospectus and other relevant documents when they become available because they will contain important information about ACNB, FCBI, and the merger.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents by directing a request by mail or telephone to ACNB Corporation at 16 Lincoln Square, P.O. Box 3129, Gettysburg, PA 17325 or (717) 339-5085, or by directing a request by mail or telephone to Frederick County Bancorp, Inc. at 9 North Market Street, P.O. Box 1100, Frederick, MD 21702 or (301) 620-1400.

ACNB, FCBI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FCBI and ACNB in connection with the merger. Information about the directors and executive officers of FCBI and ACNB and their ownership of FCBI and ACNB common stock may be obtained by reading the proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

ACNB #2019-17

July 2, 2019